Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF FIRST QUARTER 2024

YAVNE, Israel – May 20, 2024 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter Fiscal Year 2024

•	Sales decreased by 10.1% to NIS 136.0 million (USD 37.0 million) from NIS 151.4 million (USD 41.1 million) in the first quarter of 2023.
•	Gross profit decreased by 13.5% year-over-year to NIS 34.7 million (USD 9.4 million).
•	Operating profit decreased by 10.7% year-over-year to NIS 11.6 million (USD 3.2 million).
•	Basic earnings per share of NIS 1.34 (USD 0.36).
•	Cash and securities balance of NIS 244.4 million (USD 66.4 million) as of March 31, 2024.

Management Comment

Zwi Williger & Joseph Williger, Chairmen and CEO of Willi-Food, commented: "We are happy to present the financial results of the first quarter of 2024. Although we experienced a decline in sales as a result of significant delays in the arrival of goods, especially from the Far East, we believe we have managed to achieve favorable results, both at the operational level and with respect to our financing income. While the State of Israel is still at war against the terror organization Hamas, which has created a difficult environment, the Company has continued to conduct its business in the ordinary course, importing goods, maintaining sufficient inventory and selling its goods to its customers. In parallel, the Company is working to improve the commercial terms with its customers and suppliers in order to improve its gross profit and operating profit results. The Company is also continuing the construction of the new logistics center which, in our estimation, after its completion, will contribute significantly to the Company's logistics capabilities and support continued growth opportunities, both in terms of sales and in improving profit. The construction of the new logistics center is currently expected to be completed by the end of 2025.

First Quarter Fiscal 2024 Summary

Sales for the first quarter of 2024 decreased by 10.1% to NIS 136.0 million (USD 37.0 million) from NIS 151.4 million (USD 41.1 million) recorded in the first quarter of 2023. Sales decreased mainly due to significant delays in the arrival of goods from the Far-East following the closure of the shipping lanes on the Red Sea.

Gross profit for the first quarter of 2024 decreased by 13.5% to NIS 34.7 million (USD 9.4 million), or 25.5% of revenues, from NIS 40.0 million (USD 10.9 million), or 26.5% of revenues, recorded in the first quarter of 2023. The decrease in gross profit and gross margins was mainly due to decreased sales and increased costs of the Company’s imported products and increased shipping costs which the Company didn’t pass on to its clients.

Selling expenses decreased by 17.3% to NIS 16.5 million (USD 4.5 million), or 12.1% of revenues, compared to NIS 19.9 million (USD 5.4 million), or 13.1% of revenues, recorded in the first quarter of 2023. The decrease was mainly due to a decrease in advertising costs.

General and administrative expenses for the first quarter of 2024 decreased by 8.0% to NIS 6.6 million (USD 1.8 million), or 4.8% of revenues, from NIS 7.1 million (USD 1.9 million), or 4.7% of revenues, recorded in the first quarter of 2023. The decrease in general and administrative expenses was primarily due to a decrease in other management expenses.

Operating profit for the first quarter of 2024 decreased by 10.7% to NIS 11.6 million (USD 3.2 million), or 8.5% of revenues, from NIS 13.0 million (USD 3.5 million), or 8.6% of revenues, recorded in the first quarter of 2023. The decrease in operating profit was primarily due to the decline in sales and increase in cost of sales.

Financial income, net increased to NIS 11.5 million (USD 3.1 million) recorded in the first quarter of 2024 compared to NIS 0.5 million (USD 0.1 million) in the first quarter of 2023. Financial income, net for the first quarter of 2024 comprised mainly from income from revaluation of the Company’s portfolio of securities to fair value in an amount of NIS 7.9 million (USD 2.1 million) and interest and dividend income from the Company’s portfolio of securities in an amount of NIS 3.9 million (USD 1.1 million).

Willi-Food’s income before taxes in the first quarter of 2024 increased to NIS 23.1 million (USD 6.3 million) compared to income before taxes of NIS 13.5 million (USD 3.7 million) in the first quarter of 2023.

Willi-Food's net profit in the first quarter of 2024 was NIS 18.6 million (USD 5.1 million), or NIS 1.34 (USD 0.36) per share, or 72.2% compared to NIS 10.8 million (USD 2.9 million), or NIS 0.78 (USD 0.21) per share, recorded in the first quarter of 2023. Net profit for the first quarter of 2024 increased by 72.2% year-over-year. The increase in net profit was mainly due to the increase of financial income.

Willi-Food ended the first quarter of 2024 with NIS 244.4 million (USD 66.4 million) in cash and securities. Net cash from continuing activities for the first quarter of 2024 was NIS 3.8 million (USD 1.0 million). Willi-Food's shareholders' equity at the end of March 2024 was NIS 561.0 million (USD 152.4 million).

NOTE A: NIS to USD exchange rate used for convenience only
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2024, with U.S. $1.00 equal to NIS 3.681 The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended March 31, 2024 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the commercial terms with customers and suppliers and timing of construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the inability to improve commercial terms with customers and suppliers: delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not be materialized, monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in political, economic and military conditions in Israel, particularly the recent war in Israel. Economic conditions in the Company's core markets, delays and price increases due to the attacks on global shipping routes in the Red Sea, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 21, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		December 31	March 31,		December 31
	2 0 2 4	2 0 2 3	2023	2 0 2 4	2 0 2 3	2023
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	134,850	131,472	137,466	36,634	35,716	37,345
Financial assets at fair value through profit or loss	109,571	105,272	102,163	29,767	28,599	27,754
Trade receivables, Net	154,565	177,648	160,379	41,990	48,261	43,570
Other receivables and prepaid expenses	13,552	8,113	10,164	3,682	2,204	2,761
Inventories, Net	74,882	95,596	62,475	20,343	25,970	16,972
Current tax assets	6,759	2,732	9,497	1,836	742	2,580
Total current assets	494,179	520,833	482,144	134,252	141,492	130,982

Non-current assets
Property, plant and equipment	128,936	106,052	122,222	35,027	28,811	33,203
Less -Accumulated depreciation	56,876	52,593	55,636	15,451	14,288	15,114
	72,060	53,459	66,586	19,576	14,523	18,089

Right of use asset	3,376	3,289	2,124	917	894	577
Financial assets at fair value through profit or loss	46,159	44,084	46,143	12,540	11,976	12,535
Goodwill	36	36	36	10	10	10
Total non-current assets	121,631	100,868	114,889	33,043	27,403	31,211

	615,810	621,701	597,033	167,295	168,895	162,193
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,760	2,243	1,512	478	609	411
Trade payables	20,728	27,242	21,622	5,631	7,401	5,874
Employees Benefits	4,769	4,590	4,193	1,296	1,247	1,139
Other payables and accrued expenses	18,617	41,068	10,854	5,058	11,157	2,949
Total current liabilities	45,874	75,143	38,181	12,463	20,414	10,373

Non-current liabilities
Lease liabilities	1,588	1,205	694	431	327	189
Deferred taxes	6,287	3,663	4,868	1,708	995	1,322
Retirement benefit obligation	1,055	924	1,055	287	251	287
Total non-current liabilities	8,930	5,792	6,617	2,426	1,573	1,798

Shareholders' equity
Share capital	1,490	1,490	1,490	405	405	405
Additional paid in capital	172,789	171,976	172,589	46,941	46,720	46,886
Remeasurement of the net liability in respect of defined benefit	(154)	(195)	(154)	(42)	(53)	(42)
Capital fund	247	247	247	67	67	67
Retained earnings	387,262	367,876	378,691	105,206	99,940	102,877
Treasury shares	(628)	(628)	(628)	(171)	(171)	(171)
Equity attributable to owners of the Company	561,006	540,766	552,235	152,406	146,908	150,022

	615,810	621,701	597,033	167,295	168,895	162,193

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	136,036	151,356	36,956	41,118
Cost of sales	101,385	111,322	27,542	30,242

Gross profit	34,651	40,034	9,414	10,876

Operating costs and expenses:
Selling expenses	16,475	19,919	4,476	5,411
General and administrative expenses	6,550	7,117	1,779	1,933
Other income	-	(25)	-	(7)
Total operating expenses	23,025	27,011	6,255	7,337

Operating profit	11,626	13,023	3,159	3,539

Financial income	12,303	4,606	3,226	1,251
Financial expenses	(822)	(4,080)	(107)	(1,108)
Total financial income, net	11,481	526	3,119	143

Income before taxes on income	23,107	13,549	6,278	3,682
Taxes on income	(4,554)	(2,704)	(1,237)	(735)

Income after taxes on income	18,553	10,845	5,041	2,947

Earnings per share:
Basic / diluted earnings per share	1.34	0.78	0.36	0.21

Shares used in computation of basic/diluted EPS	13,867,017	13,867,017	13,867,017	13,867,017
Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended			Three months ended
	March 31,			March 31,
	2 0 2 4	2 0 2 3		2 0 2 4	2 0 2 3
	NIS			US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	18,553	10,845		5,041	2,947
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	(14,781)	(31,858)		(4,017)	(8,655)
Net cash from (used in) continuing operating activities	3,772	(21,013)		1,024	(5,708)

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(2,393)	(644	)(**)	(650)	(175)
Acquisition of property plant and equipment under construction	(4,321)	(6,167	)(**)	(1,174)	(1,675)
Proceeds from sale of marketable securities, net	623	8,493		169	2,307
Net cash used in (from) continuing investing activities	(6,091)	1,682		(1,655)	457

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(719)	(493)		(195)	(134)
Net cash used in continuing financing activities	(719)	(493)		(195)	(134)

Decrease in cash and cash equivalents	(3,038)	(19,824)		(826)	(5,385)
Cash and cash equivalents at the beginning of the year	137,466	150,607		37,345	40,915
Exchange gains on cash and cash equivalents	422	689		115	187
Cash and cash equivalents at the end of the year	134,850	131,472		36,634	35,717

(*)	Convenience Translation into U.S. Dollars.
(**)	Reclassified.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS – OPERATING ACTIVITIES:

A.	Adjustments to reconcile net profit to net cash from continuing operating activities:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS		US dollars (*)
	(in thousands)
Increase (decrease) in deferred income taxes	1,419	(535)	385	(145)
Unrealized loss (gain) on marketable securities	(8,047)	3,024	(2,186)	822
Depreciation and amortization	1,849	1,625	502	441
Stock based compensation reserve	200	426	54	116
Capital gain on disposal of property plant and equipment	-	(25)	-	(7)
Exchange gains on cash and cash equivalents	(422)	(689)	(115)	(187)

Changes in assets and liabilities:
Decrease (Increase) in trade receivables and other receivables	7,682	(11,247)	2,087	(3,055)
Increase in inventories	(12,407)	(23,667)	(3,371)	(6,431)
Increase (decrease) in trade payables, other payables and other current liabilities	(2,537)	2,564	(689)	697
Cash generated from operations	(12,263)	(28,524)	(3,333)	(7,749)
Income tax paid	(2,518)	(3,334)	(684)	(906)
Net cash flows used in operating activities	(14,781)	(31,858)	(4,017)	(8,655)

(*)	Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il